EXHIBIT 12

AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Three Months Ended
	March 31, (Unaudited)		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before income taxes	$5,438	$5,010	$18,999	$20,164	$18,399	$10,886	$5,720
Equity in net income of affiliates included above	(217)	(137)	(734)	(819)	(692)	(2,043)	(609)
Fixed charges	1,198	1,272	5,082	4,964	4,536	2,209	1,681
Distributed income of equity affiliates	17	13	317	164	395	97	158
Interest capitalized	(184)	(185)	(740)	(659)	(171)	(73)	(36)

Earnings, as adjusted	$6,252	$5,973	$22,924	$23,814	$22,467	$11,076	$6,914

Fixed Charges:
Interest expense	$767	$849	$3,379	$3,390	$3,507	$1,843	$1,456
Interest capitalized	184	185	740	659	171	73	36
Dividends on preferred securities	-	-	-	4	3	3	31
Portion of rental expense representative of interest factor	247	238	963	911	855	290	158

Fixed Charges	$1,198	$1,272	$5,082	$4,964	$4,536	$2,209	$1,681

Ratio of Earnings to Fixed Charges	5.22	4.70	4.51	4.80	4.95	5.01	4.11